Exhibit 99.3
The Company’s circular dated January 23, 2006 can be viewed on its website http://www.brillianceauto.com
To receive a copy of the circular, please send your request to:

Brilliance China Automotive Holdings Limited
c/o The Bank of New York
101 Barclay Street, 22W
New York, NY 10286